

September 3, 2021

Mauricio Gutierrez
President and Chief Executive Officer
NRG ENERGY, INC.
910 Louisiana St.
Houston, TX 77002

> **Re: NRG ENERGY, INC.**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-15891**

Dear Mr. Gutierrez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations for the years ended December 31, 2020 and 2019
Economic Gross Margin, page 53

1. We note that you identify "economic gross margin" as a non-GAAP measure, and provide a reconciliation to "gross margin" on page 53 as the most directly comparable GAAP measure. You include a compilation of gross margin, which reflects various deductions from operating revenues to yield the measure for each period.

    However, the deductions for 2020 amount to $5,139 which is not consistent with the cost of sales that you report on page 52 of $4,920, nor the cost of operations that you report on page 92 of $6,540, and it appears that you have excluded depreciation and amortization from all three measures; the corresponding 2019 amounts reflect similar discrepancies.

Please revise your compilation of gross margin and the related disclosures on pages 55 and 56 as necessary to reflect all costs of sales that would be attributable to operating revenues in accordance with GAAP, consistent with the reporting requirements in Rule 5-03.2 of Regulation S-X and the definition of gross margin in the FASB Master Glossary.

If the cost of sales measure reported on page 52 does not reflect all costs and expenses that would be attributable to revenues in accordance with GAAP, the measure should be revised for completeness or relabeled to more clearly reflect its composition.

2. We note that you disaggregate your Cost of Operations measure in MD&A to identify the components Cost of sales, Mark-to-market for economic hedging activities, Contract and emissions credit amortization, Operations and maintenance, and Other cost of operations.

Given your presentation in the Statements of Operations on page 92, tell us how Cost of Operations may be similar to Cost of Sales, and how you considered the guidance in SAB Topic 11:B, as may be applied to your measure. Please expand your disclosures in financial statement Note 2 to include a description of the costs reported within Cost of Operations, including each of the subcategories identified in MD&A.

Please also conform the labeling of the line caption on page 52 with that which appears on page 92, and provide some description of the measure as a subcategory of and in relation to "Total operating costs and expenses."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation